Exhibit 99.1

EHang Expects to Report Record Fourth Quarter 2024 Results, Beating Revenue Guidance by 20%

Guangzhou, China, December 31, 2024 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced the preliminary revenues for the fourth quarter and fiscal year ended December 31, 2024, beating the previous revenue guidance in the earnings release for the third quarter of 2024.

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Total revenues for the fourth quarter 2024 are expected to reach RMB162 million, representing an increase of 20% from the guidance of RMB135 million, and a year-over-year increase of 187% from RMB56.6 million in the fourth quarter of 2023.

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Total revenues for the fiscal year 2024 are expected to reach RMB454 million, representing an increase of 6% from the guidance of RMB427 million, and a year-over-year increase of 287% from RMB117.4 million in 2023.

The upward performance reflects stronger-than-expected market demand for EHang’s flagship EH216-S pilotless passenger-carrying aerial vehicles, key operational milestones, and growing momentum in the Company’s business.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s flagship product EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

All financial data in this release are preliminary and unaudited and do not present all information necessary for an understanding of our results of operations for the quarter ended December 31, 2024. Our actual results may differ from the preliminary estimates due to the completion of normal quarter-end accounting procedures and adjustments, including the completion of our financial closing and other operational procedures, final adjustments, and other developments that may arise between now and the time the financial results for the three months ended December 31, 2024 are finalized. Our actual financial results and additional details regarding our performance for the fourth quarter ended December 31, 2024 will be provided in accordance with the Company’s standard reporting calendar.

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com